FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 August 2011

HSBC BANK PLC ACQUIRES CAMBRIDGE WATER PLC

HSBC Bank plc ('HSBC'), a wholly owned subsidiary of HSBC Holdings plc, has acquired Cambridge Water PLC ('Cambridge Water') from CKI UK Water Limited, an indirect wholly-owned subsidiary of Cheung Kong Infrastructure Holdings Limited ('CKI'), for a total consideration of £74.8m (approximately HK$958.9m).

HSBC acquired Cambridge Water to facilitate CKI's participation in a consortium offer to acquire Northumbrian Water PLC. CKI disposed of its interest in Cambridge Water due to the prohibition under applicable regulation on ownership of a significant interest in more than one regulated water utility in the United Kingdom.

Media enquiries to Robert Baker on +44 (0)20 7992 5799 or at robert1.baker@hsbcib.com

Note to editors:

1. CKI UK Water Limited
CKI UK Water Limited is a private company limited by shares and incorporated in the United Kingdom. It is an indirect wholly-owned subsidiary of Cheung Kong Infrastructure Holdings Limited.

2. Cheung Kong Infrastructure Holdings Limited
Cheung Kong Infrastructure Holdings Limited is a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1038).

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 5 August, 2011